EXHIBIT (a)(1)

November 12, 2002

Dear TRW Option Holder:

As you may know, TRW Inc. has entered into an agreement and plan of merger, dated as of June 30, 2002 (referred to as the “merger agreement”) pursuant to which TRW will be acquired by Northrop Grumman Corporation through a merger of Richmond Acquisition Corp., a wholly-owned subsidiary of Northrop Grumman, with and into TRW (referred to as the “merger”). The merger agreement provides that, subject to the right described in the following sentence, at the effective time of the merger, each TRW stock option issued under TRW’s stock option and long-term incentive plans which is outstanding at the effective time of the merger will be assumed by Northrop Grumman and become exercisable for shares of Northrop Grumman common stock. Pursuant to the merger agreement, TRW and Northrop Grumman agreed to give holders of TRW options the right to elect to cancel those options in exchange for cash, subject to certain conditions, in lieu of having those options converted into Northrop Grumman options. This letter is to notify holders of TRW options of this cash election right and is accompanied by and contains important information regarding this right.

Pursuant to the cash election right, each TRW option as to which the cash election right is exercised will be canceled in exchange for an amount in cash equal to the amount by which:

•	the TRW Trading Price (as defined below) multiplied by the number of shares of TRW common stock subject to the TRW option for which the cash election is made,

    exceeds

•	the aggregate exercise price for all shares of TRW common stock subject to the TRW option for which the cash election is made.

For purposes of this calculation, the “TRW Trading Price” means the average of the reported closing sale prices per share of TRW common stock on the New York Stock Exchange for the five consecutive trading days ending on (and including) the second trading day prior to the date the merger is completed. If you exercise your cash election right with respect to options granted on a particular grant date and the exercise price for the options granted on that particular grant date exceeds the TRW Trading Price, the election with respect to those particular options will not be recognized, and those options will be converted into Northrop Grumman stock options notwithstanding your election. All cash amounts will be paid by TRW in U.S. dollars from cash on hand and will be reduced by any amounts withheld for taxes under applicable tax law. No interest will be paid, regardless of any extension of the cash election period or any delays in making payment.

The cash election right applies to all TRW options that are outstanding at the time the cash election period, as it may be extended, expires, and must be exercised as to all of an option holder’s TRW options granted on a specific grant date or none of them. If a TRW option holder was granted options on different dates, a cash election may be made with respect to all of the option holder’s TRW options granted on one or more specific dates and with respect to none of the TRW options granted on other dates. In no case, however, will cash elections with respect to only some of the outstanding options granted on a specific grant date be effective or accepted. For your convenience, the enclosed election form includes the number of TRW options and the corresponding exercise price for each option grant that you received that was outstanding as of October 31, 2002. You should be advised, however, that TRW’s records as to the number of outstanding options govern, and if your options have terminated or the information contained on such election form is incorrect for any reason, TRW’s records and not the enclosed election form shall govern. TRW is not sending documents relating to the cash election right to holders of stock options whose options will, by their terms, expire prior to December 11, 2002, which is the date on which the cash election right is currently scheduled to expire.

The cash election right is subject to the completion of the merger described in the joint proxy statement/prospectus accompanying this letter. If the merger is not completed, any cash elections made will be deemed ineffective and all TRW options will remain subject to their existing terms.

Holders of TRW options must properly complete and return the enclosed election form to exercise the cash election right. Completed election forms can be sent to Corporate Election Services in the enclosed return envelope, or by mail or courier to Corporate Election Services at, 200 Corporate Center Drive, Suite 175, Moon Township, PA 15108. Election forms may also be faxed to Corporate Election Services at (412)  299-9191. Completed election forms must be received by Corporate Election Services before the cash election period expires, so if you want to make a cash election, please allow sufficient time for delivery before the expiration of the cash election period.

TRW option holders may elect to have their options canceled in exchange for cash at any time during the cash election period, which is scheduled to expire at 4:00 p.m. New York City time on December 11, 2002, unless extended. TRW reserves the right to extend the cash election period (which would delay payment for any options for which cash elections previously were made) by announcing the new expiration date no later than 9:00 a.m. New York City time on the day after the cash election period previously was scheduled to expire. TRW has scheduled the expiration of the cash election period to occur on the same date that it anticipates that the merger described in the joint proxy statement/prospectus accompanying this letter will become effective. If the effective time of the merger is later than December 11, 2002, TRW will extend the cash election period so that it expires on the same date that the merger is completed. If TRW decides to extend the election period, TRW will have no liability or other obligation relating to TRW options that expire by their terms during the extension period.

TRW reserves the right to terminate the cash election right prior to the expiration of the cash election period and not accept any cash elections made prior to such termination:

•	if the merger agreement is terminated;

•
if TRW or Northrop Grumman reasonably determines that there is an undue risk that the cash election right could be deemed a tender offer for securities of the same class of securities as TRW common stock;

•	if any law or regulation makes the cash election right illegal or otherwise prohibited; or

•	if any judgment, injunction, order or decree enjoins TRW from providing the cash election right or accepting cash elections.

Cash elections may be canceled by written notice at any time until the expiration of the cash election period or at any time after January 9, 2003, which is 40 business days after the date the cash election right commenced, if the options have not been canceled in exchange for cash by that time. Please see the enclosed Additional Information Regarding the Cash Election Right and the enclosed notice of cancellation of election form for instructions on how to cancel a cash election.

If you choose not to exercise your cash election right and your options remain outstanding as of the closing of the merger, your unvested TRW options, if any, will vest and all of your TRW options will be assumed by Northrop Grumman and become exercisable for shares of Northrop Grumman common stock, as described on page 89 of the joint proxy statement/prospectus under the heading “THE MERGER AGREEMENT—Treatment of TRW Stock Options and Other Equity Awards.” The number of shares of Northrop Grumman common stock issuable upon exercise of each assumed TRW option will be equal to (a) the number of shares of TRW common stock issuable upon exercise of the TRW option prior to the effective time of the merger multiplied by (b) the exchange ratio used in exchanging shares of TRW common stock for shares of Northrop Grumman common stock in the merger. The exercise price for such assumed TRW options will be equal to (i) the exercise price in effect for the TRW options prior to the effective time of the merger divided by (ii) the exchange ratio used in exchanging shares of TRW common stock for shares of Northrop Grumman common stock in the merger. Although your assumed TRW options will only be exercisable for Northrop Grumman common stock following the merger, the other terms and conditions governing your assumed TRW options will be unaffected. As the merger will constitute a change in control of TRW, under the terms of the agreements governing your options, all your options outstanding at the time of the closing of the merger will remain fully exercisable for the remaining period of their original ten-year term. Therefore, even if your employment with TRW terminates following the merger, you will have the remaining portion of the original ten-year term to exercise your options that are outstanding at the time of the merger. In addition, if your employment has terminated prior to the closing of the merger and you have vested options that remain outstanding at the time of the merger, those vested options will be exercisable for the remaining portion of the original ten-year term.

Enclosed are some additional materials regarding the cash election right, a copy of the election form, a copy of the notice of cancellation of election form and a copy of the joint proxy statement/prospectus, which describes the merger. TRW option holders should read all of these materials carefully before deciding whether to make a cash election, and should call Georgeson Shareholder Communications Inc. toll free at (866) 454-5142 with any questions.

Sincerely,

Philip A. Odeen

THE CASH ELECTION RIGHT APPLIES ONLY TO TRW OPTIONS THAT ARE OUTSTANDING AT THE TIME THE CASH ELECTION PERIOD, AS IT MAY BE EXTENDED, EXPIRES. DURING THIS CASH ELECTION PERIOD YOU MAY CONTINUE TO EXERCISE YOUR VESTED TRW OPTIONS IN ACCORDANCE WITH THEIR TERMS. TRW WILL HAVE NO LIABILITY OR OTHER OBLIGATION RELATING TO TRW OPTIONS THAT EXPIRE BY THEIR TERMS DURING THE CASH ELECTION PERIOD OR ANY EXTENSION THEREOF.

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